

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 25, 2007

Janet L. Tarkoff
Chief Legal Officer
JMP Group Inc.
600 Montgomery Street
San Francisco, CA 94111

Re: JMP Group Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on April 19, 2007
File No. 333-140689

Dear Ms. Tarkoff:

We have reviewed your filing and have the following comments.

JMP Group LLC Consolidated Financial Statements for the Fiscal Year Ended December 31, 2006

2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

1.   We note your revised disclosure on page F-9 in response to comment 21 in our letter dated April 10, 2007. In your revised disclosure, you describe the three ways in which you generate research revenue. After such descriptions, you state, "[t]he revenue is recorded at that time." Based on the disclosure, it is unclear what you mean by "at that time." Please revise your disclosure to clarify the timing of revenue recognition for each of the three types of arrangements.

5. Securities and Other Investments, page F-15

2.   We note your response to comments 22 and 23 in our letter dated April 10, 2007, including the revised disclosures on pages F-16 and F-17. Regarding your investments in the funds you manage, as detailed on page F-17, please tell us whether you or one of your wholly-owned subsidiaries hold the investments. If it is one of your wholly-owned subsidiaries, please tell us which subsidiary. If you or a subsidiary other than your registered broker-dealer subsidiary holds the investments, please tell us how you determined that fair value accounting under the AICPA Audit and Accounting Guide for

Brokers and Dealers in Securities is appropriate, citing the appropriate authoritative literature. In this regard, please refer to the Applicability paragraph in the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities, APB 18, SOP 78-9 and EITF Topic D-46. If your registered broker-dealer subsidiary holds the investments, please tell us how you determined it was appropriate to recognize the purchases and sales of these investments as an investing activity. Refer to paragraph 4-10 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

As appropriate, please amend your registration statement in response to these comments. You may contact Tracey Houser at (202) 551-3736 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Andrew D. Thorpe, Esq.
        Morrison & Foerster LLP
        425 Market Street
        San Francisco, CA 94105